Exhibit 12
Potash Corporation of Saskatchewan Inc.
Ratio of Earnings to Fixed Charges
(in millions of US dollars, except ratio amounts)
(unaudited)

	Year ended December 31
	2009	2008	2007	2006	2005

Canadian GAAP

Net income	$987.8	$3,495.2	$1,103.6	$631.8	$542.9
Income taxes	83.5	1,077.1	416.2	158.1	267.4
Share of earnings of equity investees	(133.7)	(255.8)	(76.2)	(54.4)	(52.1)
Fixed charges	255.9	187.1	187.5	183.5	149.1
Distributed income of equity investees	130.9	89.1	40.6	29.9	18.6
Interest capitalized	(68.2)	(42.9)	(21.8)	(19.1)	(5.7)

Total Earnings Available for Fixed Charges	$1,256.2	$4,549.8	$1,649.9	$929.8	$920.2

Fixed Charges

Interest expensed and capitalized	$227.2	$160.9	$165.4	$163.6	$127.2
Amortization of debt issue costs	3.0	1.8	2.3	1.0	2.2
Estimated portion of rent expense representing interest	25.7	24.4	19.8	18.9	19.7

Total Fixed Charges	$255.9	$187.1	$187.5	$183.5	$149.1

Ratio of Earnings to Fixed Charges	4.91	24.32	8.80	5.07	6.17

US GAAP

Net income	$996.1	$3,395.2	$1,061.5	$625.8	$532.7
Income taxes	56.1	1,175.8	452.3	174.4	288.0
Share of earnings of equity investees	(132.5)	(254.8)	(74.3)	(54.9)	(55.8)
Fixed charges	255.9	187.1	187.5	183.5	149.1
Distributed income of equity investees	130.9	89.1	40.6	29.9	18.6
Interest capitalized	(68.2)	(42.9)	(21.8)	(19.1)	(5.7)

Total Earnings Available for Fixed Charges	$1,238.3	$4,549.5	$1,645.8	$939.6	$926.9

Fixed Charges

Interest expensed and capitalized	$227.2	$160.9	$165.4	$163.6	$127.2
Amortization of debt issue costs	3.0	1.8	2.3	1.0	2.2
Estimated portion of rent expense representing interest	25.7	24.4	19.8	18.9	19.7

Total Fixed Charges	$255.9	$187.1	$187.5	$183.5	$149.1

Ratio of Earnings to Fixed Charges	4.84	24.32	8.78	5.12	6.22